Filed Pursuant to Rule 433

Registration No. 333-220066

Hamilton Beach Brands Holding Company – Hamilton Beach Brands Holding Company Spinoff from NACCO Industries, Inc. Conference Call, August 21, 2017

Hamilton Beach Brands Holding Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Hamilton Beach Holding has filed with the SEC for more complete information about Hamilton Beach Holding and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Hamilton Beach Holding will arrange to send you the prospectus if you request it by calling 1-804-273-9777. The preliminary prospectus also is available by accessing Hamilton Beach Holding’s website at www.hamiltonbeachbrands.com/HBBH-S-1.pdf.

C O R P O R A T E    P A R T I C I P A N T S

Christina Kmetko, Investor Relations Consultant, NACCO Industries, Inc.

Alfred M. Rankin, Jr., Chairman, President, and Chief Executive Officer, NACCO Industries, Inc.

Gregory H. Trepp, President and Chief Executive Officer, Hamilton Beach Brands, Inc.; Chief Executive Officer, The Kitchen Collection, LLC

J.C. Butler, Jr., Senior Vice President, Finance, Treasurer and Chief Administrative Officer of NACCO; President and Chief Executive Officer, The North American Coal Corporation

C O N F E R E N C E    C A L L    P A R T I C I P A N T S

Mike Fisherman, Zuckerman Investments

P R E S E N T A T I O N

Operator:

Good morning. My name is Denise and I’ll be your conference Operator today. At this time I’d like to welcome everyone to the Hamilton Beach Brands Holding Company Spinoff from NACCO Industries Conference Call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks there will be a question-and-answer session. If you’d like to ask a question during this time, simply press star, then the number one on your telephone keypad. If you’d like to withdraw your question, press the pound key.

Thank you. Christy Kmetko, you may begin your conference.

Christina Kmetko:

Thank you. Good morning, everyone, and thank you for joining us today. Early this morning, NACCO Industries issued a news release announcing that its wholly-owned subsidiary, Hamilton Beach Brands Holding Company, had filed a registration statement with the Securities and Exchange Commission relating to a proposed spinoff by NACCO of its housewares-related businesses to NACCO Stockholders. Hamilton Beach Brands Holding Company, as an independent public company, will own and operate the Hamilton Beach Brands and Kitchen Collections subsidiaries of NACCO. NACCO will not receive any proceeds from the spinoff. A copy of this news release and the related shelf registration statement can be obtained from the Hamilton Beach Holding website at hamiltonbeachbrands.com.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Hamilton Beach Brands Holding Company – Hamilton Beach Brands Holding Company Spinoff from NACCO Industries, Inc. Conference Call, August 21, 2017

NACCO also issued a news release this morning announcing CEO succession plans that are expected to be implemented upon the completion of the spinoff of Hamilton Beach Holding. A copy of this news release can be obtained on the NACCO website at NACCO.com.

The conference call today will be hosted by Al Rankin, Chairman, President, and Chief Executive Officer of NACCO. Also in attendance are Greg Trepp, Chief Executive Officer of the Hamilton Beach and Kitchen Collection subsidiaries, and J.C. Butler, NACCO’s Senior Vice President, Finance, Treasurer, and Chief Administrative Officer, as well as the President and Chief Executive Officer of our North American Coal subsidiary. Elizabeth Loveman, NACCO’s Vice President and Controller, and John Neumann, NACCO’s Vice President, General Counsel, and Secretary, are also on the call. Mrs. Loveman is available to discuss financial questions and Mr. Neumann is available to discuss any legal questions related to the spinoff.

Before we begin, I would like to remind participants this conference call may contain certain forward-looking statements. These statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements made here today. Additional information regarding these risks and uncertainties were set forth in this morning’s press releases and in the S-1 Registration Statement filed by Hamilton Beach Brands Holding Company.

I will now turn the call over to Al Rankin. Al?

Alfred M. Rankin, Jr.:

Good morning. Today we’re extremely pleased to announce a strategic action which we believe will accomplish important business objectives for Hamilton Beach Brands Holding Company and provide the potential for value enhancement for our Shareholders.

Hamilton Beach is a strong established Company with leading brand names and an experienced Management Team. As a result of the spinoff, Hamilton Beach Holding will have greater flexibility to pursue strategic growth opportunities, such as acquisitions and joint ventures in the housewares industry by using stock to finance these growth opportunities. The spinoff will give Hamilton Beach Holding direct access to equity capital markets and greater access to debt capital markets. It will also allow the Company to immediately strengthen its Incentive Compensation program by awarding Senior Management stock-based incentives aligned with the Company’s objectives of profitable growth and improved performance.

We believe the spinoff will reinforce Management’s focus on serving each of Hamilton Beach Holdings market segments and customer needs, and it will allow for greater flexibility to respond to changing market conditions in growth markets. The spinoff will also provide Investors in Hamilton Beach Holding with a single industry investment option. The spinoff is expected to be tax-free at both the corporate and stockholder levels. We anticipate that it will be completed during the third quarter of 2017. As a result of the spinoff, NACCO’s Stockholders will receive shares in Hamilton Beach Brands Holding Company, in addition to retaining their shares of NACCO Industries common stock. Hamilton Beach Brands Holding Company’s capital structure will have two classes of common stock, similar to NACCO’s capital structure, which will permit the Directors and Management of both companies to continue to focus on long-term value creation for their Stockholders.

In the spinoff, one share of Hamilton Beach Brands Holding Company’s Class-A common stock and one share of Hamilton Beach Brands Holding Company’s Class-B common stock will be distributed for each share of NACCO Class-A or Class-B common stock owned on the record date for the spinoff. The two classes of Hamilton Beach Brands Holding Company’s stock will be identical in all respects other than the Class-A stock will have one vote per share and the Class-B will have 10 votes per share. Also, Hamilton Beach Brands Holding Company will apply to list its Class-A common on the New York Stock Exchange under the ticker symbol HBB.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Hamilton Beach Brands Holding Company – Hamilton Beach Brands Holding Company Spinoff from NACCO Industries, Inc. Conference Call, August 21, 2017

As Christy mentioned in her introduction to this call, this spinoff also provides NACCO with the opportunity to implement a sound CEO succession plan. Upon completion of the spinoff, I will retire as President and Chief Executive Officer of NACCO while continuing to serve as the Non-Executive Chairman of the Board. I will also become the Executive Chairman of Hamilton Beach Brands Holding Company. Greg Trepp, the current and continuing President and Chief Executive Officer of Hamilton Beach Brands and Chief Executive Officer of the Kitchen Collection operating companies will also be the President and Chief Executive Officer of the new public company, Hamilton Beach Brands Holding. The other members of the operating Companies’ Senior Leadership Teams will continue in their current roles.

J.C. Butler, Jr., NACCO’s Senior Vice President, Finance, Treasurer, and Chief Administrative Officer, as well as the current and continuing President and Chief Executive Officer of our North American Coal subsidiary will succeed me as President and Chief Executive Officer of NACCO. Both of these gentlemen are very capable and are looking forward to the challenge of their new roles.

Now that I’ve given you the basics of the transaction and our succession plans, I’d like to ask Greg Trepp, the incoming President and Chief Executive Officer of Hamilton Beach Brands Holding Company, to elaborate further on our perspective on the spinoff, and then J.C. Butler will provide you with our perspective of the ongoing NACCO Industries operations. Greg?

Gregory H. Trepp:

Thank you, Al. Good morning, everyone. We’re all very excited about the opportunities that we believe will be created by Hamilton Beach Brands Holding Company becoming an independent public company. We are well-positioned to be an independent public company since our subsidiaries have operated as a standalone companies within NACCO Industries for many years. We feel that we have excellent and experienced Executive and Management Teams with extensive experience in the consumer, commercial, and specialty small electric appliance industries.

We also believe that as a result of an outstanding cost management focus we have a very efficient cost structure that, as part of one company, will provide the solid foundation for its success as an independent public company. As a result, we believe our Company is well-positioned to achieve revenue and market share growth and enhance profitability in the years ahead as a company independent of NACCO.

We have leading market shares with strong heritage brands, strong relationships with leading retailers and channel partners, a strong position in the growing e-commerce market, market and product development excellence, a focus on product and quality performance standards, a focus on providing best-in-class sourcing logistics, industry-leading working capital management and premium returns on invested capital, and a strong core store portfolio.

Overall, I believe our solid foundation sets the stage for the spinoff to be a great opportunity for all constituencies. Our Team is excited and ready to move forward.

Now I’d like to turn the call over to J.C.

J.C. Butler, Jr.:

Thank you, Greg, and good morning, everyone. After the spinoff of Hamilton Beach Holding, Stockholders who continue to own NACCO stock will be able to participate directly in North American Coals’ coal and aggregates mining businesses. North American Coal has over a hundred years of success in mining and it has provided the foundation for the growth of NACCO over the past 30 years. This solid base led to the delivery of additional Shareholder value through the creation of Hyster-Yale Materials Handling in 2012 and now Hamilton Beach Holding.

The North American Coal business is expected to continue to benefit from its high return, low volatility business model, which requires minimal capital investment and is supported by long-term contracts.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Hamilton Beach Brands Holding Company – Hamilton Beach Brands Holding Company Spinoff from NACCO Industries, Inc. Conference Call, August 21, 2017

These long-term contracts provide the majority of our earnings and strong annuity-like cash flows without cyclical swings since we do not have any direct exposure to coal market price volatility.

Going forward, our key objectives at NACCO and North American Coal are to preserve and strengthen our long-term contracts with existing customers, aggressively work to expand our North American Mining aggregates business, and pursue other opportunities for growth by leveraging both NACCO’s and North American Coal’s core skills.

Now I’d like to turn the call back over to Al to wrap up our thoughts on these events.

Alfred M. Rankin, Jr.:

Thank you, J.C. As I noted earlier, we are very pleased to be announcing this transaction and believe there are many opportunities to enhance value in each of these companies. In addition, our Stockholders have the ability to maintain continuity of ownership and benefit from the spinoff through holding shares in two single industry investment companies, NACCO and Hamilton Beach Holding. This spinoff reflects the Board of Director’s confidence that Hamilton Beach can be better structured as an attractive single industry investment opportunity, which could experience enhanced valuation due to broader investor interest and analyst coverage for the benefit of all of NACCO’s Stockholders who will own all of Hamilton Beach Holding’s common stock immediately after the spin-off.

Overall, we believe this is a significant strategic action for NACCO and its Stockholders and we are enthusiastic about the opportunities this spinoff will create.

I’d now like to turn to any questions that you may have.

Operator:

Ladies and gentlemen, if you have a question, please press star, one on your telephone keypad. We’ll pause for a moment as questions come into queue.

Your first question comes from Mike Fisherman with Zuckerman Investments. Your line is open.

Mike Fisherman:

Congrats Al and the Board for today’s announcement. My question is just can you please elaborate on the timing as to why now? Thank you.

Alfred M. Rankin, Jr.:

Well, I think you’re asking as to why at this particular time of this year that we’re doing this. I guess I’d just put it in the context that we had a very tough downturn in the 2008, ‘09 period that we have come through that. There were difficulties in all of our businesses with reduced demand and, of course, in the commodity sector in the one area where we were exposed to free market pricing in our Alabama operations in Centennial. Ultimately, we made the decision to close that mine down. That’s now filtered through the P&L and the balance sheet, and we feel very confident about the structure now of all of our businesses and how they’re going forward, so it seemed like the right time to do this.

In addition, as we noted, this was an opportunity for the Board to implement its CEO succession plan. We have two extremely capable leaders who are deeply knowledgeable of the two businesses that they have been Chief Executive Officers of and so this makes it very comfortable for us to make the decision to spinoff Hamilton Beach Brands and to implement our CEO succession plan. This is a good time for all of that to happen.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Hamilton Beach Brands Holding Company – Hamilton Beach Brands Holding Company Spinoff from NACCO Industries, Inc. Conference Call, August 21, 2017

Mike Fisherman:

Great. Thank you. Good luck.

Operator:

Again, to ask a question, please press star, one on your telephone keypad.

There are no further questions queued up at this time. I turn the call back over to the presenters.

Christina Kmetko:

Thank you. If you do have any additional questions, you can reach me at my number, which is 440-229-5130. Thank you for joining us this morning.

Operator:

Okay. This concludes today’s conference call. You may now disconnect.

Editor Insert:

Hamilton Beach Brands Holding Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Hamilton Beach Holding has filed with the SEC for more complete information about Hamilton Beach Holding and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Hamilton Beach Holding will arrange to send you the prospectus if you request it by calling 1-804-273-9777. The preliminary prospectus also is available by accessing Hamilton Beach Holding’s website at www.hamiltonbeachbrands.com/HBBH-S-1.pdf.

Forward-looking Statements Disclaimer

This free writing prospectus may contain “forward-looking statements.” These forward-looking statements are made subject to certain risks and uncertainties, which could cause actual results to differ materially from those presented in these forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Neither NACCO Industries nor Hamilton Beach Brands Holding Company undertake any obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. Among the factors that could cause plans, actions and results to differ materially from current expectations are, without limitation:

Hamilton Beach Brands Holding Company: (1) the failure to obtain New York Stock Exchange approval for the listing of Hamilton Beach Brands Holding Company’s Class A common stock.

Hamilton Beach Brands, Inc.: (1) changes in the sales prices, product mix or levels of consumer purchases of small electric and specialty housewares appliances, (2) changes in consumer retail and credit markets, including the increasing volume of transactions made through third-party internet sellers, (3) bankruptcy of or loss of major retail customers or suppliers, (4) changes in costs, including transportation costs, of sourced products, (5) delays in delivery of sourced products, (6) changes in or unavailability of quality or cost effective suppliers, (7) exchange rate fluctuations, changes in the import tariffs and monetary policies and other changes in the regulatory climate in the countries in which Hamilton Beach buys, operates and/or sells products, (8) product liability, regulatory actions or other litigation, warranty claims or returns of products, (9) customer acceptance of, changes in costs of, or delays in the development of new products, (10) increased competition, including consolidation within the industry and (11) changes mandated by federal, state and other regulation, including tax, health, safety or environmental legislation.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Hamilton Beach Brands Holding Company – Hamilton Beach Brands Holding Company Spinoff from NACCO Industries, Inc. Conference Call, August 21, 2017

Kitchen Collection: (1) increased competition, including through online channels, (2) shifts in consumer shopping patterns, gasoline prices, weather conditions, the level of consumer confidence and disposable income as a result of economic conditions, unemployment rates or other events or conditions that may adversely affect the number of customers visiting Kitchen Collection® stores, (3) changes in the sales prices, product mix or levels of consumer purchases of kitchenware and small electric appliances, (4) changes in costs, including transportation costs, of inventory, (5) delays in delivery or the unavailability of inventory, (6) customer acceptance of new products, (7) the anticipated impact of the opening of new stores, the ability to renegotiate existing leases and effectively and efficiently close under-performing stores and (8) changes in the import tariffs and monetary policies and other changes in the regulatory climate in the countries in which Kitchen Collection buys, operates and/or sells products.

North American Coal: (1) the potential closure of the Liberty Mine in Mississippi, (2) changes in tax laws or regulatory requirements, including changes in mining or power plant emission regulations and health, safety or environmental legislation, (3) changes in costs related to geological conditions, repairs and maintenance, new equipment and replacement parts, fuel or other similar items, (4) regulatory actions, changes in mining permit requirements or delays in obtaining mining permits that could affect deliveries to customers, (5) weather conditions, extended power plant outages or other events that would change the level of customers’ coal or limerock requirements, (6) weather or equipment problems that could affect deliveries to customers, (7) changes in the power industry that would affect demand for North American Coal’s reserves, (8) changes in the costs to reclaim North American Coal mining areas, (9) costs to pursue and develop new mining opportunities, (10) changes to or termination of a long-term mining contract, or a customer default under a contract, (11) the timing and pricing of transactions to dispose of assets at the Centennial operations, (12) delays or reductions in coal deliveries at North American Coal’s newer mines, and (13) increased competition, including consolidation within the industry.

More detailed information about these and other factors is set forth in Hamilton Beach Holding’s registration statement on Form S-1, first filed with the SEC on August 21, 2017.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262    1-604-929-1352    www.viavid.com